Exhibit 99.(a)(1)(B)

To:
From:	Lionel Ferguson
Subject:	Your Stock Options Under the 2003 and 2004 Plans

You may be aware that recently enacted Section 409A of the Internal Revenue Code imposes adverse personal income tax consequences on certain types of stock options that are treated as “nonqualified deferred compensation” unless specific requirements are satisfied under these rules. Final IRS tax regulations, which will become effective on January 1, 2008, treat certain of the dividend-adjusted stock options granted to you under the 2003 and 2004 Stock Option Plans as nonqualified deferred compensation for purposes of Section 409A because of the dividend-adjusting feature (i.e., the options are considered to be “discounted” under the final regulations). Unless these options are amended during the transition period provided by the IRS by the end of this year, these options will not be in compliance with Section 409A.

We have worked with outside tax counsel to determine the best way to allow employees to bring these dividend-adjusted stock options into compliance with an exemption from Section 409A so that, going forward, they should not be subject to adverse tax consequences under Section 409A. You will receive this week via overnight delivery at your home address (no signature required) a package containing approximately 70 pages of materials that explain how such options may be brought into compliance with an exemption from Section 409A if you wish to do so. I encourage you to read all of the materials very carefully.

The materials also set forth a schedule of four (4) informational briefings that will be held at various times over the next few weeks, starting Wednesday, September 5. Please plan to attend one of the sessions to better understand your alternatives with respect to your dividend-adjusted stock options. You also will have the opportunity during the informational briefing to ask any questions you may have.

Thank you for your attention to this important matter.

Regards—